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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                           --------------------------

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          WILLAMETTE INDUSTRIES, INC.

                       (Name of Subject Company (Issuer))

                             COMPANY HOLDINGS, INC.
                              WEYERHAEUSER COMPANY

                      (Names of Filing Persons--Offerors)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE

                         (Title of Class of Securities)

                                   969133107

                     (CUSIP Number of Class of Securities)
                         ------------------------------

                             ROBERT A. DOWDY, ESQ.
                              WEYERHAEUSER COMPANY

                                  FEDERAL WAY,
                                WASHINGTON 98063
                           TELEPHONE: (253) 924-2345

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

                               RICHARD HALL, ESQ.
                            CRAVATH, SWAINE & MOORE
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 474-1000

                           CALCULATION OF FILING FEE:

             TRANSACTION VALUATION*                            AMOUNT OF FILING FEE**
                 $5,399,361,024                                      $1,079,872

* For purposes of calculating amount of filing fee only. Based on the offer to purchase 112,486,688 shares of common stock, par value $0.50 per share, of Willamette Industries, Inc., including the related preferred stock purchase rights, at a purchase price of $48.00 per share net to the seller in cash, without interest. Such number of shares represents the total of 109,206,002 shares issued and outstanding as of October 27, 2000 (as reported in Willamette Industries, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000), and the 3,280,686 shares issuable on exercise of options to purchase shares outstanding as of December 31, 1999 (as reported in Willamette Industries, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999).

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        None                            Filing Party:  Not applicable
Form or Registration No.:      Not applicable                  Date Filed:    Not applicable

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

/ / Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    / /  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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                                  SCHEDULE TO

    This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation (the "Company"), and (2) unless and until validly redeemed by the Board of Directors of the Company, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of the Company (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 (as amended from time to time, the "Rights Agreement"), by and between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $48.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated November 29, 2000, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are attached as Exhibits
(a)(1)(A) and (a)(1)(B) hereto, respectively. Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement. This Schedule TO is being filed on behalf of the Purchaser and Parent.

    The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

    During the last five years, to the best knowledge of the Purchaser and Parent, none of the persons listed on Schedule I to the Offer to Purchase
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of violations of such laws.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Except as described in the Offer to Purchase, during the past two years there have not been any negotiations, transactions or material contacts between the Purchaser or Parent or, to the best knowledge of the Purchaser or Parent any of the persons listed in Schedule I to the Offer to Purchase, on the one hand, and the Company or any of its directors, executive officers or affiliates, on the other hand, that are required to be disclosed pursuant to this item.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Except as described in the Offer to Purchase, none of the Purchaser or Parent or, to the best knowledge of the Purchaser or Parent, any of the persons listed in Schedule I to the Offer to Purchase, or any associate or majority-owned subsidiary of the Purchaser or Parent or any of the persons listed in Schedule I to the Offer to Purchase, beneficially owns any equity security of the Company; and except as described in the Offer to Purchase, none of the Purchaser or Parent or, to the best knowledge of the Purchaser or Parent, any associate or majority-owned subsidiary of the Purchaser or Parent, has effected any transaction in any equity security of the Company during the past 60 days.

                                       2
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ITEM 12. EXHIBITS.

(a)(1)(A)  Offer to Purchase, dated November 29, 2000.

(a)(1)(B)  Letter of Transmittal.

(a)(1)(C)  Notice of Guaranteed Delivery.

(a)(1)(D)  Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and other Nominees.

(a)(1)(E)  Form of Letter to Clients for use by Brokers, Dealers,
           Commercial Banks, Trust Companies and other Nominees.

(a)(1)(F)  Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.

(a)(1)(G)  Press release issued by Weyerhaeuser Company, dated
           November 29, 2000, announcing the commencement of the Offer.

(a)(1)(H)  Summary Advertisement published November 29, 2000.

(b)        Commitment Letter, dated as of November 13, 2000, among
           Weyerhaeuser Company, Morgan Stanley Senior Funding, Inc.,
           Chase Securities Inc. and The Chase Manhattan Bank.

(c)        Not applicable.

(d)        Not applicable.

(e)        Not applicable.

(f)        Not applicable.

(g)        Not applicable.

(h)        Not applicable.

                                       3
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                                   SIGNATURE

    After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of November 29, 2000 that the information set forth in this statement is true, complete and correct.

                      COMPANY HOLDINGS, INC.,

                      By:  /s/ ROBERT A. DOWDY
                           -----------------------------------------
                           Name: Robert A. Dowdy
                           Title: Vice President

                      WEYERHAEUSER COMPANY,

                      By:  /s/ STEVEN R. ROGEL
                           -----------------------------------------
                           Name: Steven R. Rogel
                           Title: President and Chief Executive Officer

                                 EXHIBIT INDEX

EXHIBIT NO.             DESCRIPTION
---------------------   -----------
(a)(1)(A)               Offer to Purchase, dated November 29, 2000.

(a)(1)(B)               Letter of Transmittal.

(a)(1)(C)               Notice of Guaranteed Delivery.

(a)(1)(D)               Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and other Nominees.

(a)(1)(E)               Form of Letter to Clients for use by Brokers, Dealers,
                        Commercial Banks, Trust Companies and other Nominees.

(a)(1)(F)               Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.

(a)(1)(G)               Press release issued by Weyerhaeuser Company, dated
                        November 29, 2000, announcing the commencement of the Offer.

(a)(1)(H)               Summary Advertisement published November 29, 2000.

(b)                     Commitment Letter, dated as of November 13, 2000, among
                        Weyerhaeuser Company, Morgan Stanley Senior Funding, Inc.,
                        Chase Securities Inc. and The Chase Manhattan Bank.

(c)                     Not applicable.

(d)                     Not applicable.

(e)                     Not applicable.

(f)                     Not applicable.

(g)                     Not applicable.

(h)                     Not applicable.